[Photograph appears of two Ryan's waitresses with baked goods in the foreground]


                         [Ryan's Logo appears here]

                        RYAN'S FAMILY STEAK HOUSES, INC.

                               1997 ANNUAL REPORT

[Map of Eastern and Mid-Eastern U.S. Ryan's Locations]



[Bar Graph Appears here with the following plot points]


                            Restaurant Sales
                         (In millions of dollars)


1993      1994      1995      1996      1997
----      ----      ----      ----      ----
394       448       513       565       599


[Bar Graph Appears here with the following plot points]


                               Earnings Per Share
                               (Diluted in cents)


1993      1994      1995      1996      1997
----      ----      ----      ----      ----
 53        57        62        71*       82


[Bar Graph Appears here with the following plot points]


                                  Net Earnings
                            (In millions of dollars)


1993      1994      1995      1996       1997
----      ----      ----      ----      ----
28.5      30.5      33.2      37.0*      39.2



[Bar Graph Appears here with the following plot points]


                          Restaurants Open At Year-End

                    1993      1994      1995      1996      1997
                    ----      ----      ----      ----      ----
Company Owned       194       212       231       261       270
Franchised           34        30        26        25

*Excluding the asset valuation charge of $8.4 million (after-tax) in accordance with the Financial Accounting Standards Board's Statement No. 121.


COMPANY PROFILE & MISSION

    Since 1977, Ryan's Family Steak Houses, Inc. has been engaged in the development, operation and franchising of family restaurants. A Ryan's restaurant features "Steaks, Buffet & Bakery" and provides a great meal to its customers at a reasonable price. At March 4, 1998, 272 Company-owned and 25 franchised Ryan's were in operation.

   Sales by Company-owned restaurants amounted to $599 million in 1997 and $565 million in 1996. Systemwide sales, which include sales by franchised restaurants, for 1997 and 1996 were approximately $636 million and $598 million, respectively.

   The Company, headquartered in Greer, South Carolina, employed approximately 18,000 persons at March 4, 1998.

MISSION STATEMENT
   To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings.

WE STRIVE
o To put people first -- customers and team members.

o To attract and maintain a strong team of individuals recognized as standouts in each area of focus.

o To promote safety, responsibility and a high level of ethics in our workplace.

o To be environmentally aware and work to preserve our natural resources.

o To utilize materials and services that provide the best cost/value ratio without sacrificing quality.

o To enhance long-term shareholder wealth.


                           [Ryan's Logo Appears here]

2 Ryan's Family Steak Houses, Inc.

TO OUR SHAREHOLDERS



[Photograph appears here of Charles D. Way]



   1997 was a record year for Ryan's Family Steak Houses, Inc. Sales and earnings per share for 1997 reached their highest levels throughout our 20-year history. Restaurant sales grew 6% in 1997 to $599.2 million compared to $565.5 million in 1996, and earnings per share for 1997 amounted to 82 cents, an increase of 15.5%*.
   Other notable events in 1997 include:
   o the net opening of 14 new Ryan's restaurants, resulting in 270 Company-owned Ryan's operating in 21 states at year-end. Our Florida franchisee operates another 25 Ryan's.
   o the repurchase of 2.3 million shares of Ryan's common stock, bringing total repurchases as of year-end to 6.9 million shares.
   o the beginning of Ryan's Operating Partner Program for our most experienced managers that adds incentive and commitment through ownership.
   o the recognition by Restaurants and Institutions magazine's Choice in Chains national consumer survey naming Ryan's the Best Family Steakhouse Chain in America for the fourth consecutive year. In addition, we were also voted the #1 Value for Families among all chain restaurants nationwide.
   These achievements result primarily from the tremendous effort that Ryan's team members put forth every day. Our team members are one of Ryan's greatest assets. Their dedication to providing high quality food and excellent customer service sets Ryan's apart from other family restaurants.
   In 1996 we adopted Focus 2000, which strategized our commitment to improve store-level returns and to increase shareholder value. We pledged to (1) increase the return on investment from our restaurants, (2) provide improved training programs for our team members, and (3) repurchase Ryan's stock to accelerate earnings per share growth. Many of these goals were accomplished in 1997, and we intend to continue and improve upon these same initiatives in 1998. We adjusted our unit growth rate to 5% in 1997 in order to redirect the time and capital required to make Focus 2000 a success. We believe that the goals of Focus 2000 continue to use the Company's resources in the best manner, and, accordingly, we expect to maintain this 5% rate for the next two to three years.
   Store-level returns were positively affected in 1997 by improved store-level expense controls and by a new, smaller store design that reduces our unit investment by approximately 10%. The decrease of store-level expenses by 0.5% of sales increased store-level profit margins from 14.8%* in 1996 to 15.3% in 1997. Store-level returns could improve again in 1998 as we implement exciting sales-building programs and more focused advertising. The recent addition of carving two to three meats every night has positively impacted sales. Currently, we offer roast beef, ham, turkey breast, whole tom turkey and smoked sausage. Also, our bakery bars now feature a wider variety of pies and cakes; these have been well received by our customers. We plan to focus on these product upgrades with new television and radio advertising in media-efficient markets, while local store marketing will be used in smaller markets.
   In 1997, Ryan's continued to support all team members with training programs that have had positive impact on personal and restaurant performance. In addition to Level 1 training, Team Leader program, True program, and Quality Retrain sessions, several new training initiatives were put into place. We are conducting customer service workshops in all of our restaurants to ensure that our customers become ambassadors of Ryan's. Also, we have enhanced supervisory training systems so that unit managers will have the highest level of support from our best and most experienced Area Supervisors. We have continued to certify all Ryan's unit managers through the National Restaurant Association's ServSafe program to ensure food safety; we believe that Ryan's continues to be the only


* Note: Earnings per share and other amounts for 1996 exclude the asset valuation charge of $8.4 million (after-tax) taken in accordance with the Financial Accounting Standards Board's Statement No. 121.

                                             Ryan's Family Steak Houses, Inc. 3

[Photograph appears of a Ryan's Restaurant with fruits and vegetables in the background]


chain that has all managers ServSafe certified. All of these programs help produce the desired results to make Ryan's an even better choice for our customers.
   We have initiated an Operating Partner Program and are very encouraged by the early results our Operating Partners are achieving. This program provides our top restaurant managers with an opportunity to share in the profitability of their stores, changing them from "employees" to "owner-operators". After being selected and upon an investment in Ryan's stock, the Operating Partner shares in both the profit improvement and overall profitability of the restaurant. As of December 31, 1997, Operating Partners were managing 15 restaurants and, in the aggregate, have produced both sales and profit gains in excess of the chain average. Also, team member turnover has been cut in half at the Operating Partner stores. We are very excited about this program and the new career path provided to our top managers. Our goal is to have 100 Operating Partners in place by December 1998.
   As noted above, we continue to repurchase stock as a means to accelerate earnings per share growth. The 6.9 million shares purchased since the beginning of the program in March 1996 represent 13% of the shares outstanding at that time. With current Board authorization of 10 million shares (19% of March 1996 shares), we expect to complete the program in 1998 and will consider obtaining authorization to repurchase even more shares. We believe this program enhances shareholder value by increasing each remaining shareholder's stake in the Company. Although total debt has decreased from the end of 1996 to the end of 1997, we may incur additional debt to meet the program objectives. We believe the resultant capital structure will be conservative by industry standards and provide our shareholders with adequate safety for their investments.
   While much of this discussion is focused on financial issues, you can be assured that most of our daily attention is centered on our most critical, time-tested objective of providing high quality food at affordable prices with friendly service to our customers. This objective is the foundation for all current and future results. We continually strive to improve in all areas: food quality, menu variety, value, service, atmosphere, cleanliness and convenience. We operate in an extremely competitive environment, and, if we can be the best in each of these areas, we will have a distinct advantage over each and every one of our competitors. Our goal is to be the number one family restaurant in each of our markets. Excellent operations will result in excellent financial results.
   We truly appreciate your continued support.

Sincerely,

/s/ Charles D. Way
Charles D. Way
Chairman, President and Chief Executive Officer

March 9, 1998

4 Ryan's Family Steak Houses, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   Shown for the years indicated are (i) items in the consolidated statements of earnings as a percentage of restaurant sales, (ii) the number of restaurants open at the end of each year and (iii) the percentage change between years.

                                                                                                        Percentage Change
                                                                                                        -----------------


                                                                Percentage of                           1997         1996
                                                               Restaurant Sales                          vs           vs
                                                               ----------------
                                                        1997         1996         1995                  1996         1995
                                                        ----         ----         ----                  ----         ----

Restaurant sales ....................................  100.0%       100.0%       100.0%                  6.0%        10.2%
                                                       -----        -----        -----                   ---         ----
Operating expenses:
   Food and beverage ................................   39.6         39.9         40.7                   4.9          8.2
   Payroll and benefits .............................   28.6         28.4         28.6                   6.8          9.3
   Depreciation and amortization ....................    4.4          4.3          4.2                   7.0         14.6
   Asset valuation charge ...........................    --           2.4          --                    N A          N A
   Other operating expenses .........................   12.2         12.5         12.0                   3.2         14.4
                                                       -----        -----        -----                   ---         ----
     Total operating expenses .......................   84.7         87.5         85.5                   2.6         12.8

General and administrative expenses .................    4.6          4.4          4.3                  10.2         11.5
Interest expense ....................................    1.0          0.6          0.4                  74.9         81.0
Revenues from franchised restaurants ................   (0.2)        (0.3)        (0.3)                (14.2)       (14.6)
Other income, net ...................................   (0.2)        (0.2)        (0.2)                  7.8         47.4
                                                       -----        -----        -----                   ---         ----

Earnings before income taxes ........................   10.2          8.0         10.3                  35.1        (14.4)
Income taxes ........................................    3.7          2.9          3.8                  31.3        (15.3)
                                                       -----        -----        -----                   ---         ----

     Net earnings ...................................    6.5%         5.1%         6.5%                 37.3%       (13.9)%
                                                         ===          ===          ===                  ====        =====



                                                               Restaurants Open
                                                                at End of Year
                                                                --------------
Ryan's:
   Company-owned ....................................   270          256          226                    5.5%        13.3%
   Franchised .......................................    25           25           26                    0.0         (3.8)
                                                        ---          ---          ---                    ---         ----
      Total..........................................   295          281          252                    5.0         11.5
Other restaurant concepts:
   Company-owned ....................................    --            5            5                 (100.0)         0.0
                                                        ----         ---          ---                 ------          ---
      Total .........................................   295          286          257                    3.1%        11.3%




                                              Ryan's Family Steak Houses, Inc. 5


RESULTS OF OPERATIONS

1997 Compared to 1996
   Total restaurant sales increased by $33.7 million, or 6.0%, to $599.2 million in 1997 from $565.5 million in 1996. Sales from new restaurants accounted for substantially all of the sales increase. During 1997, the Company opened 15 new Ryan's. In addition, there were six restaurants closed during 1997, one Ryan's and all 5 of the casual dining restaurants operating at the end of 1996 (see "1996 Compared to 1995"). Accordingly, at the end of 1997 and 1996, the Company owned and operated 270 and 261 restaurants, respectively. The 1997 store count consisted entirely of Ryan's restaurants. The 1996 store count was comprised of 256 Ryan's and 5 casual dining restaurants.
   Sales during 1997 were also impacted by a 1.0% decrease in same-store sales. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months. Management attributes the sales decrease principally to a very competitive restaurant environment and plans to improve 1998 sales performance by implementing new product upgrades with appropriate price increases.
   Total operating expenses increased 2.6% to $507.7 million in 1997 from $495.0 million in 1996. Such costs, as a percentage of sales, were 84.7% during 1997 and 87.5% during 1996. Thus, the Company's operating margins at the restaurant level were 15.3% in 1997 and 12.5% in 1996. However, 1996's operating expenses included a $13.3 million asset valuation charge (see "1996 Compared to 1995"). If the asset valuation charge was excluded from 1996's operating expenses, the 1996 restaurant operating margin would have been 14.8%.
   Several factors affected 1997's operating costs. Food and beverage costs decreased to 39.6% of sales in 1997 from 39.9% in 1996 due to lower poultry, dairy and produce prices. Throughout most of 1997, the Company incurred lower hourly payroll costs due to more efficient labor scheduling. However, this trend was offset during the fourth quarter by the increase in the Federal minimum wage from $4.75 per hour to $5.15 (see "Impact of Inflation"). For the year, hourly payroll decreased by 0.2% of sales, but was fully offset by higher manager pay and higher team member medical insurance costs, resulting in payroll and benefits increasing to 28.6% of sales in 1997 from 28.4% in 1996. All other operating costs, including depreciation and amortization of pre-opening costs, decreased to 16.6% of sales in 1997 compared to 19.2% in 1996 due principally to 1996's $13.3 million asset valuation charge amounting to 2.4% of sales.
   General and administrative expenses increased 10.2% to $27.3 million in 1997 (4.6% of sales) from $24.8 million in 1996 (4.4% of sales) due principally to increased manager and store-level training costs. Media advertising amounted to 0.3% of sales during both 1997 and 1996 and is expected to remain at that level in 1998.
   Interest expense amounted to $5.9 million in 1997 (1.0% of sales) compared to $3.4 million in 1996 (0.6% of sales). The increase resulted largely from higher debt levels incurred during 1996 in connection with the Company's common stock repurchase program. Interest expense was also impacted by an increase in the Company's effective average interest rate to 6.1% in 1997 from 5.9% in 1996.
   Revenues from franchised restaurants decreased to $1.3 million in 1997 from $1.5 million in 1996 due primarily to lower sales volumes at franchised restaurants as well as from the completion of a past-due payment program that originated in 1994. Other income increased to $1.5 million in 1997 from $1.4 million in 1996 due largely to an increase in miscellaneous vending revenue.
   Based upon the above changes to revenues and expenses, earnings before income taxes increased to $61.1 million in 1997 from $45.2 million in 1996. If the 1996 asset valuation charge is ignored, earnings before income taxes for 1996 would have amounted to $58.5 million.
   The effective income tax rate for 1997 decreased to 35.8% compared to 36.9% in 1996 due to benefits derived from various tax-planning strategies implemented in prior years.
   Net earnings increased to $39.2 million in 1997 (6.5% of sales) from $28.6 million in 1996 (5.1% of sales). Diluted weighted-average shares decreased by 7.8% to 47,761,000 in 1997 compared to 51,810,000 in 1996 due to the Company's common stock repurchase program. Accordingly, diluted earnings per share ("DEPS") increased 49% to 82 cents in 1997 from 55 cents in 1996.
   If 1996's reported results were increased by the $8.4 million asset valuation charge (after-tax), 1996's pro forma net earnings and DEPS would amount to $37.0 million and 71 cents, respectively. Accordingly, on a pro forma basis, earnings for 1997 increased by 6.0% over 1996, and DEPS for 1997 increased by 15.5%.

1996 Compared to 1995
   Total restaurant sales increased by $52.3 million, or 10.2%, to $565.5 million in 1996 from $513.2 million in 1995. The 1996 reporting period consisted of 52 weeks compared to a 53-week period in 1995. Sales during the additional week in 1995 amounted to approximately $9.6 million. If 1995's 53rd week's sales were excluded, the 1996 sales increase would have amounted to 12.3%.
   Sales from new restaurants accounted for substantially all of the sales increase. During 1996, the Company opened 30 new Ryan's. At the end of 1996 and 1995, the Company owned and operated 261 and 231 restaurants, respectively. The 1996 store count consisted of 256 Ryan's restaurants and 5 casual dining restaurants compared to 1995's count of 226 Ryan's and 5 casual dining restaurants.
   Sales during 1996 were also impacted by a 0.2% increase in same-store sales. Management attributed this improvement principally to the completion of the scatter bar installation program in early-1996 as well as to product development and chainwide training programs.


6 Ryan's Family Steak Houses, Inc.

[Photograph appears of inside of restaurant, salad vegetables and cashier servicing customers]



   Total operating expenses increased 12.8% to $495.0 million in 1996 from $439.0 million in 1995. Such costs, as a percentage of sales, were 87.5% during 1996 and 85.5% during 1995. Thus, the Company's operating margins at the restaurant level were 12.5% in 1996 and 14.5% in 1995. However, 1996's operating expenses included a $13.3 million asset valuation charge (see next paragraph). If the asset valuation charge was excluded from 1996's operating expenses, the 1996 restaurant operating margin would have been 14.8%.
   Several factors affected 1996's operating costs. Food and beverage costs decreased to 39.9% of sales in 1996 from 40.7% in 1995 due to lower beef and produce prices. More efficient labor scheduling resulted in payroll and benefits decreasing to 28.4% of sales in 1996 from 28.6% in 1995. All other operating costs, including depreciation and amortization of pre-opening costs, increased to 19.2% of sales in 1996 compared to 16.2% in 1995 due principally to: (1) the $13.3 million asset valuation charge amounting to 2.4% of sales and (2) higher utilities and repairs and maintenance costs. The asset valuation charge was recognized in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". This charge was based upon a financial review of all Company-owned restaurants and applied to ten underperforming units, of which seven were slated for future closing and disposal. Included in these seven units were all five casual dining restaurants open at January 1, 1997, which were all closed in early-1997.
   General and administrative expenses increased 11.5% to $24.8 million in 1996 (4.4% of sales) from $22.2 million in 1995 (4.3% of sales) due principally to higher advertising costs. Media advertising amounted to 0.3% of sales during 1996 compared to 0.1% of sales in 1995.
   Interest expense amounted to $3.4 million in 1996 compared to $1.9 million in 1995. The increase resulted largely from higher debt levels required for the Company's common stock repurchase program, which had expenditures of $38.2 million during 1996. Additional borrowings were also required for 1996's unit expansion program. The impact of the higher debt level was partially offset by a decrease in the Company's effective average interest rate to 5.9% in 1996 from 6.3% in 1995.
   Revenues from franchised restaurants decreased to $1.5 million in 1996 from $1.7 million in 1995 due primarily to 1995's 53rd week and a 9% decrease in the average number of franchised restaurants. At January 1, 1997, there were 25 franchised Ryan's compared to 26 at January 3, 1996.
   Other income increased to $1.4 million in 1996 from $0.9 million in 1995 due to an increase in miscellaneous vending revenues.
   Based upon the above changes to revenues and expenses, earnings before income taxes decreased to $45.2 million in 1996 from $52.8 million in 1995. As discussed below, this category is affected by 1995's extra week and 1996's asset valuation charge.
   The effective income tax rate for 1996 was 36.9% compared to 37.2% in 1995. Net earnings decreased to $28.6 million in 1996 (5.1% of sales) from $33.2 million in 1995 (6.5% of sales). Diluted weighted-average shares decreased by 3.5% to 51,810,000 in 1996 compared to 53,673,000 in 1995 due to the Company's common stock repurchase program. Accordingly, DEPS amounted to 55 cents in 1996 and 62 cents in 1995. In addition to the change in weighted-average shares, these amounts were affected by 1995's extra week and 1996's asset valuation charge.
   Management estimates that 1995's 53rd week increased 1995's earnings before income taxes by $1.9 million and net earnings by $1.2 million. If 1995's reported results are reduced by these amounts and 1996's $8.4 million asset valuation charge (after-tax) is ignored, 1996 pro forma net earnings would have amounted to $37.0 million, a 15.6% increase from 1995's pro forma net earnings of $32.0 million. Pro forma DEPS would amount to 71 cents in 1996 and 60 cents in 1995, an 18.3% increase.

Liquidity and Capital Resources
   The Company's restaurant sales are primarily derived from cash. Inventories are purchased on

                                             Ryan's Family Steak Houses, Inc. 7

[Photograph appears of food at buffet table, precooked meat, and customers sitting at table]



credit and are rapidly converted to cash. Therefore, the Company does not maintain significant receivables or inventories, and other working capital requirements for operations are not significant.
   At December 31, 1997, the Company's working capital amounted to a $52.8 million deficit compared to a $64.6 million deficit at January 1, 1997. Included in these amounts are notes payable of $28.3 million and $35.3 million at year-end 1997 and 1996, respectively, under bank lines of credit (see fourth and fifth succeeding paragraphs). The improvement in working capital is attributed principally to net reductions in both notes and accounts payable resulting from a decrease in capital expenditures and common stock repurchases in 1997 when compared to 1996. Total capital expenditures decreased to $47.5 million in 1997 from $89.8 million in 1996 due principally to a decrease in new restaurants, amounting to 15 in 1997 compared to 30 in 1996. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $64.6 million in 1997 and $68.9 million in 1996.

   In November 1996, the Company announced its Focus 2000 plan. The key elements of the plan include:
   1. Reducing unit investment and further increasing store-level profitability, thereby increasing return on investment;
   2. Realigning energies and resources to provide deeper levels of training, resulting in greater team member empowerment, performance and retention;
   3. Opening new Ryan's units at the rate of 5% for the next two to three years; and
   4. Pursuing stock repurchases at a more aggressive level to accelerate earnings per share growth (see second succeeding paragraph).
   During 1998, the Company plans to build and open 11 new restaurants and remodel approximately 50 restaurants. The Company also plans to relocate 4 restaurants. Management defines a relocation as a restaurant opened within 18 months after closing another restaurant in the same marketing area. A relocation represents a redeployment of assets within a market. Total 1998 capital expenditures, net of relocation proceeds, are estimated at $55 million. The Company is currently concentrating its efforts on Company-owned Ryan's restaurants and is not actively pursuing any additional franchised locations, either domestically or internationally.
   In March 1996, management announced its intention to repurchase an aggregate
6.4 million shares of the Company's common stock through December 1998. The repurchase authorization was later raised to 10.0 million shares in November 1996. Repurchases may be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. Through December 31, 1997, approximately 6.9 million shares had been purchased at an aggregate cost of $56.3 million. From December 31, 1997 through March 5, 1998, another 2.5 million shares were purchased at an aggregate cost of $20.0 million. Management intends to actively proceed with the repurchase program during 1998, subject to the continued availability of capital and the other factors described below in "Forward-Looking Information".

8 Ryan's Family Steak Houses, Inc.

   Management estimates that cash generated from operations will exceed the Company's 1998 capital expenditure requirements and plans to use this excess cash for stock repurchases in accordance with Focus 2000. Additional debt may be incurred in order to meet the Company's share repurchase objectives. The Company's debt structure consists of a $93 million term loan and several uncommitted bank lines totaling $110 million at various short-term rates of which $28.3 million was utilized at December 31, 1997.
   Under the current borrowing agreements, no interest rates have been fixed and generally change in response to LIBOR. However, in October 1996, the Company entered into an interest rate collar agreement with a major regional bank, placing a ceiling of 7.25% and a floor of 5.00% on the three-month LIBOR through October 1998 on a notional principal amount of $75,000,000. The three-month LIBOR has stayed between the ceiling and the floor since the commencement of the transaction. Also, in October 1997, the Company entered into an interest rate swap agreement with another major regional bank as the issuing counterparty under which the Company pays to (receives from) the counterparty an amount by which the three-month LIBOR is less (greater) than 5.54%. This transaction, which effectively converts $25,000,000 of the floating-rate debt to a fixed-rate obligation, runs through October 2000 with termination options available solely to the counterparty beginning no earlier than November 1998. Since the commencement of the transaction, the three-month LIBOR has been consistently greater than 5.54%.
   Management believes that its current capital structure is sufficient to meet its 1998 requirements, but intends to continue monitoring the interest rate environment and may enter into future interest rate hedging transactions if deemed advantageous.

Impact of Inflation
   The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant team members are paid at the minimum wage, and, accordingly, legislated changes to the minimum wage will affect the Company's payroll costs. In July 1996, Congress legislated an increase in the Federal minimum wage from $4.25 per hour to $4.75 on October 1, 1996 and then to $5.15 on September 1, 1997. The legislation did not increase the $2.13 rate for servers. Management estimates that the increase to $5.15 per hour required rate changes for approximately 20% of the Company's team members. Menu prices were increased to cover the higher payroll costs.
   The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased approximately 2% in 1997 and 3% in 1996.

Year 2000 Conversion
   The Company recognizes the need to ensure its operations will not be adversely impacted by software failures associated with programming incompatibilities with the year 2000 ("Y2K"). In 1997, the Company identified which systems were not currently Y2K-compliant and began researching conversion and replacement options. The current Y2K conversion plan provides for system replacements, enhancements and upgrades to be completed by mid-1999. The total cost of the project is estimated not to exceed $1.0 million and will be funded through operating cash flows. Costs associated with the Y2K plan that represent significant functional or technological improvements will be capitalized. Other costs related principally to Y2K compatibility will be charged to expense as incurred. As of December 31, 1997, no significant investment in Y2K system conversions had been made. During 1998, management plans to substantially complete the conversion of the Company's principal financial systems. Conversion of the Company's restaurant and other corporate level systems is planned to be completed by mid-1999.

Forward-Looking Information
   Statements in this discussion as to anticipated future performance and results constitute forward-looking statements that involve risks and uncertainties, and actual results could differ materially from these expectations. In addition to those discussed herein, the factors that could cause the actual results to differ materially from such expectations include, but are not limited to, the following: general economic conditions; competitive factors; the ability to open new restaurants or sell closed restaurants; food and labor supply costs; weather factors; interest rate changes; changes in the Company's common stock price; and the risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997. The ability of the Company to open new restaurants depends on a number of factors, including its ability to find suitable locations and negotiate acceptable land acquisition and construction contracts, its ability to attract and retain sufficient numbers of restaurant managers and team members, and the availability of reasonably priced capital. The Company intends to actively pursue completion of the share repurchase program during 1998 contingent upon the financial performance of the Company's restaurants, the investment required to open new restaurants, share price, the availability of reasonably priced capital, the financial covenants contained in the term loan agreement, and the maximum debt and share repurchase levels authorized by the Company's Board of Directors.

                                              Ryan's Family Steak Houses, Inc. 9

FIVE YEAR FINANCIAL SUMMARY


                                                               1997         1996         1995(A)       1994         1993
                                                               ----         ----         -------       ----         ----
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
   Restaurant sales ....................................  $ 599,169,000  565,465,000  513,168,000  448,214,000  393,865,000
   Operating expenses:
     Food and beverage .................................    237,066,000  225,888,000  208,843,000  181,743,000  161,886,000
     Payroll and benefits ..............................    171,390,000  160,529,000  146,869,000  125,338,000  110,834,000
     Depreciation and amortization .....................     26,245,000   24,539,000   21,412,000   19,775,000   17,462,000
     Asset valuation charge ............................           --     13,300,000         --           --           --
     Other operating expenses ..........................     72,960,000   70,718,000   61,811,000   54,764,000   45,154,000
                                                             ----------   ----------   ----------   ----------   ----------
       Total operating expenses ........................    507,661,000  494,974,000  438,935,000  381,620,000  335,336,000
General and administrative expenses ....................     27,301,000   24,763,000   22,212,000   19,249,000   16,143,000
Interest expense .......................................      5,867,000    3,354,000    1,853,000      873,000      178,000
Revenues from franchised restaurants ...................     (1,273,000)  (1,483,000)  (1,736,000)    (755,000)  (2,546,000)
Other income, net ......................................     (1,489,000)  (1,381,000)    (937,000)    (806,000)    (566,000)
                                                             ----------   ----------   ----------   ----------   ----------
Earnings before income taxes ...........................     61,102,000   45,238,000   52,841,000   48,033,000   45,320,000
Income taxes ...........................................     21,892,000   16,678,000   19,682,000   17,489,000   16,778,000
                                                             ----------   ----------   ----------   ----------   ----------
       Net earnings ....................................  $  39,210,000   28,560,000   33,159,000   30,544,000   28,542,000
                                                          =============   ==========   ==========   ==========   ==========
Per share amounts:
     Basic .............................................  $         .83          .55          .62          .57          .53
     Diluted ...........................................            .82          .55          .62          .57          .53
Weighted-average shares (diluted) ......................     47,761,000   51,810,000   53,673,000   53,603,000   53,696,000


SELECTED OTHER CONSOLIDATED DATA:
   Working capital deficit .............................  $ (52,763,000) (64,634,000) (96,857,000) (86,021,000) (75,350,000)
   Current ratio .......................................          0.2/1        0.2/1        0.1/1        0.1/1        0.1/1
   Cash provided by operations .........................  $  64,624,000   68,875,000   61,807,000   54,749,000   48,602,000
   Property and equipment additions ....................     47,456,000   89,769,000   71,342,000   66,748,000   71,282,000
   Total assets ........................................    495,554,000  477,626,000  425,494,000  374,843,000  333,521,000
   Long-term debt ......................................     93,000,000  93,000,000         --            --           --
   Total current and long-term debt ....................    121,300,000  128,300,000   72,200,000   65,700,000   58,100,000
   Purchase of common stock ............................     18,151,000   38,151,000         --           --           --
   Shareholders' equity ................................    317,061,000  293,976,000  302,694,000  269,355,000  238,706,000
   Company-owned restaurants open at end of year .......            270          261          231          212          194

(a) Indicates a 53-week period.

10 Ryan's Family Steak Houses, Inc.

CONSOLIDATED STATEMENTS OF EARNINGS



                                                                                            Year Ended
                                                                                            ----------
                                                                         December 31,        January 1,       January 3,
                                                                             1997              1997              1996
                                                                             ----              ----              ----
Restaurant sales ...............................................      $  599,169,000      565,465,000       513,168,000
                                                                      --------------      -----------       -----------
Operating expenses:
   Food and beverage ...........................................         237,066,000      225,888,000       208,843,000
Payroll and benefits ...........................................         171,390,000      160,529,000       146,869,000
Depreciation and amortization ..................................          26,245,000       24,539,000        21,412,000
Asset valuation charge .........................................                --         13,300,000              --
Other operating expenses .......................................          72,960,000       70,718,000        61,811,000
                                                                          ----------       ----------        ----------
     Total operating expenses ..................................         507,661,000      494,974,000       438,935,000

General and administrative expenses ............................          27,301,000       24,763,000        22,212,000
Interest expense ...............................................           5,867,000        3,354,000         1,853,000
Revenues from franchised restaurants ...........................          (1,273,000)      (1,483,000)       (1,736,000)
Other income, net ..............................................          (1,489,000)      (1,381,000)         (937,000)
                                                                          ----------       ----------          --------
Earnings before income taxes ...................................          61,102,000       45,238,000        52,841,000
Income taxes ...................................................          21,892,000       16,678,000        19,682,000
                                                                          ----------       ----------        ----------
     Net earnings ..............................................      $   39,210,000       28,560,000        33,159,000
                                                                      ==============       ==========        ==========

Net earnings per common share:
   Basic .......................................................      $          .83              .55               .62
   Diluted .....................................................                 .82              .55               .62
Weighted-average shares (diluted) ..............................          47,761,000       51,810,000        53,673,000


See accompanying notes to consolidated financial statements.

                                             Ryan's Family Steak Houses, Inc. 11


CONSOLIDATED BALANCE SHEETS


                                                                                               December 31,       January 1,
                                                                                                   1997              1997
                                                                                                   ----              ----

ASSETS
Current assets:
  Cash and cash equivalents ...........................................................      $    289,000           746,000
  Receivables .........................................................................          2,756,000        1,941,000
  Inventories .........................................................................          4,294,000        3,888,000
  Deferred income taxes ...............................................................          3,629,000        3,405,000
  Other current assets ................................................................          1,121,000        1,932,000
                                                                                                 ---------        ---------
     Total current assets .............................................................         12,089,000       11,912,000

Property and equipment:
  Land and improvements ...............................................................        108,397,000      105,366,000
  Buildings ...........................................................................        291,408,000      267,220,000
  Equipment ...........................................................................        182,524,000      168,377,000
  Construction in progress ............................................................         35,407,000       37,546,000
                                                                                                ----------       ----------
                                                                                               617,736,000      578,509,000
Less accumulated depreciation .........................................................        137,204,000      115,062,000
                                                                                               -----------      -----------
     Net property and equipment .......................................................        480,532,000      463,447,000

Other assets ..........................................................................          2,933,000        2,267,000
                                                                                                 ---------        ---------
                                                                                                $ 495,554,000   477,626,000
                                                                                                =============   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable .......................................................................         28,300,000       35,300,000
  Accounts payable ....................................................................          9,330,000       14,827,000
  Income taxes payable ................................................................            600,000        1,841,000
  Accrued liabilities .................................................................         26,622,000       24,578,000
                                                                                                ----------       ----------
     Total current liabilities ........................................................         64,852,000       76,546,000

Long-term debt ........................................................................         93,000,000       93,000,000
Deferred income taxes .................................................................         20,641,000       14,104,000
                                                                                                ----------       ----------
     Total liabilities ................................................................        178,493,000      183,650,000

Shareholders' equity:
  Common stock of $1.00 par value; authorized 100,000,000  shares;
     issued 46,978,000 shares in 1997 and 49,031,000 shares in 1996 ...................         46,978,000       49,031,000
  Additional paid-in capital ..........................................................            457,000          121,000
  Retained earnings ...................................................................        269,626,000      244,824,000
                                                                                               -----------      -----------
     Total shareholders' equity .......................................................        317,061,000      293,976,000
                                                                                               -----------      -----------
Commitments
                                                                                             $ 495,554,000      477,626,000
                                                                                             =============      ===========

See accompanying notes to consolidated financial statements.


12  Ryan's Family Steak Houses, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                Year Ended
                                                                                                ----------
                                                                              December 31,      January 1,        January 3,
                                                                                  1997             1997              1996
                                                                                  ----             ----              ----
Cash flows from operating activities:
   Net earnings .........................................................  $  39,210,000        28,560,000       33,159,000
   Adjustments to reconcile net earnings to net cash provided by operating activities:
       Depreciation and amortization ....................................     27,397,000        25,713,000       22,420,000
       Asset valuation charge ...........................................           --          13,300,000             --
       Loss (gain) on sale of property and equipment ....................        (95,000)          658,000          417,000
       Decrease (increase) in:
         Receivables ....................................................       (815,000)         (210,000)         (66,000)
         Inventories ....................................................       (406,000)          157,000       (1,202,000)
         Other current assets ...........................................     (1,613,000)       (3,081,000)      (2,447,000)
         Other assets ...................................................       (673,000)         (490,000)        (926,000)
         Increase (decrease) in:
         Accounts payable ...............................................     (5,497,000)        3,187,000        3,938,000
         Income taxes payable ...........................................     (1,241,000)        1,096,000          307,000
         Accrued liabilities ............................................      2,044,000           817,000        2,587,000
         Deferred income taxes ..........................................      6,313,000          (832,000)       3,620,000
                                                                               ---------          --------        ---------
Net cash provided by operating activities ...............................     64,624,000        68,875,000       61,807,000
                                                                              ----------        ----------       ----------
Cash flows from investing activities:
   Proceeds from sale of property and equipment .........................      5,500,000         1,519,000        3,459,000
   Capital expenditures .................................................    (47,456,000)      (89,769,000)     (71,342,000)
                                                                             -----------       -----------      -----------
Net cash used in investing activities ...................................    (41,956,000)      (88,250,000)     (67,883,000)
                                                                             -----------       -----------      -----------
Cash flows from financing activities:
   Net proceeds from (repayment of) notes payable .......................     (7,000,000)      (36,900,000)       6,500,000
   Proceeds from issuance of long-term debt .............................           --          93,000,000             --
   Proceeds from issuance of common stock ...............................      2,026,000           873,000          180,000
   Purchase of common stock .............................................    (18,151,000)      (38,151,000)            --
                                                                             -----------       -----------
Net cash provided by (used in) financing activities .....................    (23,125,000)       18,822,000        6,680,000
                                                                             -----------        ----------        ---------
Net increase (decrease) in cash and cash equivalents ....................       (457,000)         (553,000)         604,000
Cash and cash equivalents - beginning of period .........................        746,000         1,299,000          695,000
                                                                                 -------         ---------          -------
Cash and cash equivalents - end of period ...............................  $     289,000           746,000        1,299,000
                                                                           =============           =======        =========

Supplemental disclosure--
Cash paid during the year for:
     Interest, net of amount capitalized ................................  $   5,882,000         2,896,000        1,741,000
     Income taxes .......................................................     16,661,000        16,340,000       16,784,000

See accompanying notes to consolidated financial statements.

                                             Ryan's Family Steak Houses, Inc. 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Ryan's Family Steak Houses, Inc. operates a chain of 270 Company-owned and 25 franchised (as of December 31, 1997) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977 and completed its initial public offering in 1982.

   CONSOLIDATION -- The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its eight wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

   FISCAL YEAR -- The Company's fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. The years ended December 31, 1997 and January 1, 1997 each comprise 52 weeks, and the year ended January 3, 1996 comprises 53 weeks.

   CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost plus accrued interest which approximates market value.

   INVENTORIES -- Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

   OTHER CURRENT ASSETS -- Other current assets consist of prepaid expenses and unamortized pre-opening costs, which represent certain costs, including team member training, incurred before a restaurant is opened. Pre-opening costs are expensed over the first 52 weeks of a restaurant's operations.

   PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements -- 25 to 39 years and equipment -- 5 to 10 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the expected lease term or estimated useful life of the asset.

   In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of ". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   OTHER ASSETS -- Other assets consist principally of the cash surrender values of officer life insurance policies, a long-term prepayment of land rent and a long-term note receivable related to the sale of a closed restaurant property.

   DERIVATIVE FINANCIAL INSTRUMENTS -- The Company uses derivative financial instruments in the form of interest rate collar and swap agreements to reduce its exposure to interest rate fluctuations. The Company does not enter into financial instrument agreements for trading or speculative purposes. The net premium paid for an interest rate collar agreement is amortized to interest expense over the term of the agreement. The unamortized premium is included in other assets in the consolidated balance sheet. Any amounts receivable or due under the agreement are accrued as a reduction or increase of interest expense. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue.

   FRANCHISE REVENUES -- The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment difficulties or, in management's opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.

   INCOME TAXES -- Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

14 Ryan's Family Steak Houses, Inc.

   STOCK OPTIONS -- Prior to January 4, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 4, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

   EARNINGS PER SHARE -- In 1997, the Company adopted SFAS No. 128, "Earnings Per Share", which simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Common equivalent shares are represented by shares under option. All reported EPS calculations have been restated to reflect the requirements of this Statement.

   USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RECLASSIFICATIONS -- Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1997 presentation.

NOTE 2. OTHER CURRENT ASSETS
   Other current assets consist of the following:


                                                                           1997              1996
                                                                           ----              ----

Unamortized pre-opening costs .................................  $       767,000        1,473,000
Prepaid expenses ..............................................          354,000          459,000
                                                                         -------          -------

                                                                 $     1,121,000        1,932,000
                                                                 ===============        =========


NOTE 3. ASSET VALUATION CHARGE

   In accordance with SFAS No. 121 (see Note 1), the Company recognized a $13.3 million asset valuation charge in 1996. This charge was based upon a financial review of all Company-owned restaurants and applied to ten underperforming units. Details of the charge follow:


                                                                                     Amount of Charge
Operating Status                                                      # of Units        (Millions)
----------------                                                      ----------        ----------
Hold and use .....................................................        3              $  3.3
To be disposed of ................................................        7                10.0
                                                                                           ----
                                                                                          $13.3
                                                                                          =====

   All charges were based on the difference between each unit's net book value and estimated fair value, which equaled the estimated proceeds from disposal as determined by management. For the year ended January 1, 1997, the seven units to be disposed of had a combined after-tax loss from operations of $462,000. Six of these units were sold during 1997 for amounts approximating the book value after the SFAS No. 121 adjustment. Management will continue to actively market the remaining unit targeted for disposal, but currently cannot estimate an expected disposal date.


                                             Ryan's Family Steak Houses, Inc. 15


NOTE 4. INCOME TAXES
     Income tax expense for the years ended December 31, 1997, January 1, 1997 and January 3, 1996 consists of:
                                                                         1997              1996             1995
                                                                         ----              ----             ----
Current:
     U.S. Federal ..............................................  $   14,863,000       16,271,000        15,016,000
     State and local ...........................................         716,000        1,239,000         1,046,000
                                                                         -------        ---------         ---------
                                                                      15,579,000       17,510,000        16,062,000
                                                                      ----------       ----------        ----------
Deferred:
     U.S. Federal ..............................................       6,088,000         (632,000)        3,319,000
     State and local ...........................................         225,000         (200,000)          301,000
                                                                         -------         --------           -------
                                                                       6,313,000         (832,000)        3,620,000
                                                                       ---------         --------         ---------
Income taxes ...................................................  $   21,892,000       16,678,000        19,682,000
                                                                  ==============       ==========        ==========

   Income taxes differ from the amounts computed by applying the U. S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:


                                                                         1997              1996             1995
                                                                         ----              ----             ----
Tax at Federal statutory rate ..................................  $   21,386,000       15,833,000        18,494,000
Increase (decrease) in taxes due to:
     State income taxes, net of Federal income tax benefit .....         612,000          675,000           876,000
     Other .....................................................        (106,000)         170,000           312,000
                                                                        --------          -------           -------
Income taxes ...................................................  $   21,892,000       16,678,000        19,682,000
                                                                  ==============       ==========        ==========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and January 1, 1997 are presented below:

                                                                         1997              1996
                                                                         ----              ----
Deferred tax assets:
     Accounts receivable .......................................  $      103,000          178,000
     Self-insurance reserves ...................................       3,140,000        2,958,000
     Other .....................................................         730,000          777,000
                                                                         -------          -------
         Total gross deferred tax assets .......................       3,973,000        3,913,000
         Less valuation allowance ..............................             --                --
         Net deferred tax assets ...............................       3,973,000        3,913,000
                                                                       ---------        ---------
Deferred tax liabilities:
     Building and equipment ....................................     (20,584,000)     (14,040,000)
     Pre-opening costs .........................................        (279,000)        (447,000)
     Other .....................................................        (122,000)        (125,000)
                                                                        --------         --------
         Total gross deferred tax liabilities ..................     (20,985,000)     (14,612,000)
                                                                     -----------      -----------
         Net deferred taxes ....................................  $  (17,012,000)     (10,699,000)
                                                                  ==============      ===========

   The Company did not establish a valuation allowance for deferred tax assets as of December 31, 1997 or January 1, 1997. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefits of these deductible differences at December 31, 1997.

NOTE 5. NOTES PAYABLE
   The Company has several unsecured lines of credit from banks aggregating $110 million at various short-term rates, of which $28.3 million and $35.3 million had been utilized at December 31, 1997 and January 1, 1997, respectively. All borrowings under these lines are unsecured and mature in 90 days or less. The weighted-average interest rates on outstanding borrowings were 6.25% at December 31, 1997 and 5.94% at January 1, 1997.



16 Ryan's Family Steak Houses, Inc.

 NOTE 6. LONG-TERM DEBT

   Long-term debt at December 31, 1997 and January 1, 1997 consists of the following:

                                                                         1997              1996
                                                                         ----              ----
Borrowings under credit agreement with interest at various floating rates;
   payable in quarterly installments of $5,813,000 commencing
   September 1999, final quarterly installment due June 2003 .... $   93,000,000       93,000,000
     Less current installments ..................................           --               --
     Total long-term debt ....................................... $   93,000,000       93,000,000
                                                                  ==============       ==========

   In June 1996, the Company refinanced a substantial portion of its notes payable by entering into a credit agreement with a group of banks for a $93 million term loan ("Term Loan"). The Term Loan is unsecured and bears interest, payable at least quarterly, at various rates generally equal to the London Interbank Offered Rate ("LIBOR"), plus 0.5%. See Note 7 for details of related interest rate collar and swap agreements. The terms of the credit agreement contain, among other provisions, requirements for the Company to maintain a minimum net worth level and certain financial ratios and restrictions on the Company's ability to incur additional indebtedness, merge, consolidate, and acquire or sell assets. At December 31, 1997, the Company exceeded the most restrictive minimum net worth covenant by approximately $59.5 million.

   The aggregate maturities of the Term Loan for each of the five years subsequent to December 31, 1997 are as follows: $0 in 1998; $11.6 million in 1999; $23.3 million in 2000; $23.3 million in 2001; and $23.3 million in 2002.

NOTE 7. INTEREST COST AND DERIVATIVE FINANCIAL INSTRUMENTS

   The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:



                                                                         1997              1996             1995
                                                                         ----              ----             ----
Interest cost capitalized ......................................  $    2,332,000        2,685,000         2,514,000
Interest cost charged to income ................................       5,867,000        3,354,000         1,853,000
                                                                       ---------        ---------         ---------
   Total interest cost incurred ................................  $    8,199,000        6,039,000         4,367,000
                                                                  ==============        =========         =========

   At December 31, 1997, the Company was a party to an interest rate collar agreement that places a ceiling of 7.25% and a floor of 5.00% on the three-month LIBORfor a two-year period ending October 1998 on a notional principal amount of $75 million. No amounts, other than the original net premium, were either received or paid by the Company since the agreement's inception in October 1996. The carrying amount of the unamortized premium related to the collar agreement at December 31, 1997 amounted to $25,000, which approximated its fair value. The fair value was determined by the issuing counterparty using its internal valuation model based on projected cash flows over the life of the agreement.

   In October 1997, the Company entered into an interest rate swap agreement under which the Company receives a floating rate based on LIBOR, on a notional principal amount of $25 million and pays a fixed rate of 5.54%, as determined in quarterly intervals through October 30, 2000. The transaction effectively converts a portion of the Company's floating-rate debt to a fixed-rate obligation. The agreement contains termination options that can be triggered solely by the bank, effective no earlier than November 1, 1998. The fair value of this agreement at December 31, 1997 was favorable $247,000 and was determined by the issuing counterparty using its internal valuation models and assumptions and available market data.

   The Company is exposed to credit loss in the event of nonperformance by the counterparties to these agreements. In both cases, the counterparties are major regional banks, and, accordingly, the Company has not required any collateralization and does not anticipate any nonperformance issues during the term of the agreements.

NOTE 8. LEASES
   The Company has several noncancelable operating land leases for restaurant sites with initial terms that expire over the next 2 to 14 years. These leases contain renewal options for periods ranging from 3 to 30 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. Rental expense for operating leases amounted to $459,000 in 1997, $233,000 in 1996 and $104,000 in 1995.


                                             Ryan's Family Steak Houses, Inc. 17


   Future lease payments under the noncancelable operating leases as of December 31, 1997 are:
Year-end
--------
1998 ...........................................................  $      470,000
1999 ...........................................................         444,000
2000 ...........................................................         438,000
2001 ...........................................................         442,000
2002 ...........................................................         452,000
Later years, through 2011 ......................................       2,227,000
                                                                       ---------
   Future lease payments .......................................  $    4,473,000
                                                                  ==============

NOTE 9. OTHER ACCRUED LIABILITIES
   Other accrued liabilities consist of the following:


                                                                         1997              1996
                                                                         ----              ----

Accrued compensation ............................................ $    5,329,000        5,048,000
Accrued taxes (other than income) ...............................      6,432,000        6,242,000
Deferred product allowances .....................................      1,329,000        1,361,000
Self-insurance accruals .........................................      7,681,000        7,123,000
Outstanding gift certificates ...................................      1,734,000        1,513,000
Accrued interest ................................................        796,000          811,000
Other accrued expenses ..........................................      3,321,000        2,480,000
                                                                       ---------        ---------
                                                                  $   26,622,000       24,578,000
                                                                  ==============       ==========

NOTE 10. SHAREHOLDERS' EQUITY
     The components of shareholders' equity are as follows:


                                                                    $1 Par Value                        Additional
                                                                       Common             Paid-In        Retained
                                                                        Stock             Capital         Earnings
                                                                        -----             -------         --------

Balances at December 28, 1994 ................................... $   53,434,000        6,599,000       209,322,000

   Net earnings .................................................            --                --          33,159,000
   Issuance of common stock under Stock Option Plans ............         28,000          133,000               --
   Tax benefit from exercise of nonqualified stock options ......            --             19,000               --
                                                                      ---------         ----------      -----------
Balances at January 3, 1996 .....................................     53,462,000        6,751,000       242,481,000

   Net earnings .................................................           --               --          28,560,000
   Net issuance of common stock under Stock Option Plans ........        121,000          631,000              --
   Tax benefit from exercise of nonqualified stock options ......           --            121,000              --
   Purchases of common stock ....................................     (4,552,000)      (7,382,000)      (26,217,000)
                                                                      ----------       ----------       -----------
Balances at January 1, 1997 .....................................     49,031,000          121,000       244,824,000

   Net earnings .................................................           --               --          39,210,000
   Net issuance of common stock under Stock Option Plans ........        282,000        1,429,000              --
   Tax benefit from exercise of nonqualified stock options ......           --            315,000              --
   Purchases of common stock ....................................     (2,335,000)      (1,408,000)      (14,408,000)
                                                                      ----------       ----------       -----------
Balances at December 31, 1997 ................................... $   46,978,000          457,000       269,626,000
                                                                  ==============          =======       ===========


     On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's Common Stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's Common Stock that would result in the ownership by such person or group of 15% or more of the Common Stock.

18 Ryan's Family Steak Houses, Inc.

   Each Right may initially be exercised to acquire a one-half share of the Company's Common Stock at an exercise price of $25, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise Common Stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise Common Stock of the acquiring company having a market value of twice the exercise price of the Rights.

   The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.

   The Company's Board of Directors has authorized the repurchase of up to 10 million shares of the Company's common stock through December 1998. At December 31, 1997, approximately 6.9 million shares had been purchased at an aggregate cost of $56.3 million since the beginning of the program in March 1996. Future repurchase transactions will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors.

NOTE 11. TEAM MEMBER RETIREMENT PLAN
   The Company maintains a defined contribution retirement plan, which covers all team members who have at least one year of service and have attained 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan. In 1997, the Company matched team member contributions up to 6% of compensation at a 35% rate, which is up from a 25% rate in 1996. In 1998, the Company's matching rate increases to 40%. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $1,034,000 in 1997, $635,000 in 1996 and $539,000 in 1995.


NOTE 12. STOCK OPTION PLAN
   In 1991, the Company adopted a stock option plan ("Plan") pursuant to which the Company's Board of Directors may grant options to officers and team members. The Plan authorized grants of options to purchase up to 2,500,000 of authorized but unissued common stock. Under the terms of the plan, which expires in 2001, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting schedule and exercise price. Historically, the Company has always granted options at market value on the day of grant, used various vesting schedules, and set expiration dates generally ten years from the date of grant. All options must be held for at least 6 months prior to exercise. At December 31, 1997, there were also outstanding options granted under a predecessor stock option plan.

   At December 31, 1997, there were 488,000 additional shares available for grant under the Plan. The per share weighted-average fair values of stock options granted during 1997 and 1996 were $3.85 and $2.69 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1997 - expected dividend yield of 0%, expected stock volatility of
 .33, risk-free interest rate of 6.6% and an expected life of 7.0 years; 1996 - expected dividend yield of 0%, expected stock volatility of .33, risk-free interest rate of 5.9% and an expected life of 4.9 years.

   The Company applies APB Opinion No. 25 in accounting for its Plan, and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                          1997              1996             1995
                                                          ----              ----             ----
Net earnings (in 000's):   As reported ............  $   39,210            28,560           33,159
                           Pro forma ..............      38,514            28,138           33,159

Earnings per share:
     Basic:                As reported ............        0.83              0.55             0.62
                           Pro forma ..............        0.81              0.55             0.62

     Diluted:              As reported ............        0.82              0.55             0.62
                           Pro forma ..............        0.81              0.54             0.62

                                             Ryan's Family Steak Houses, Inc. 19

   Pro forma net earnings and earnings per share reflects only options granted after December 28, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period of 4 years and compensation cost for options granted prior to December 29, 1994 is not considered.
   A summary of the status of the Company's current and predecessor stock option plans as of December 31, 1997, January 1, 1997 and January 3, 1996 and changes during the years ended on those dates is presented below:


                                                     1997                       1996                      1995
                                                     ----                       ----                      ----
                                                         Weighted-                 Weighted-                   Weighted-
                                                          Average                   Average                     Average
                                              Shares      Exercise      Shares      Exercise      Shares       Exercise
                                              (000)        Price        (000)        Price        (000)          Price
                                              -----        -----        -----        -----        -----          -----
Outstanding at beginning of year ...........  3,055         $7.26        2,854        $7.52        2,562         $7.58
Granted ....................................     43          7.83          667         6.97          615          7.51
Exercised ..................................   (398)         6.23         (164)        6.58          (28)         5.57
Forfeited ..................................   (349)         7.51         (302)        9.50         (295)         7.51
                                               ----                       ----                      ----
Outstanding at end of year .................  2,351          7.41        3,055         7.26        2,854          7.52
                                              =====                      =====                     =====
Exercisable at year-end ....................  1,806                      1,843                     1,730


   The following table summarizes information about stock options outstanding at December 31, 1997:


                                                    Options Outstanding                          Options Exercisable
                                                    -------------------                          -------------------
                       Range of          Number                Weighted-Average               Number           Weighted-
                       Exercise        Outstanding        Remaining                         Exercisable         Average
                        Prices         at 12/31/97    Contractual Life   Exercise Price     at 12/31/97     Exercise Price
                        ------         -----------    ----------------   --------------     -----------     --------------
                       $4 to $6          122,000            2.0 years         $4.59           122,000            $4.59
                       $6 to $7          975,000            7.2                6.61           628,000             6.48
                       $7 to $9          971,000            6.5                7.71           773,000             7.75
                       $9 to $11         283,000            5.0               10.33           283,000            10.33
                                         -------                                              -------
                       $4 to $11       2,351,000            6.4                7.41         1,806,000             7.50
                                       =========                                            =========

NOTE 13. EARNINGS PER SHARE
   Basic and diluted earnings per share ("EPS") are calculated as follows:


                                                                         1997              1996             1995
                                                                         ----              ----             ----
Numerator - net earnings ...................................  a   $   39,210,000       28,560,000        33,159,000
Denominator:
   Weighted-average common shares ..........................  b       47,335,000       51,477,000        53,442,000
   Stock options                                                         426,000          333,000           231,000
     Adjusted weighted-average common shares ...............  c       47,761,000       51,810,000        53,673,000
                                                                      ==========       ==========        ==========

Basic EPS .................................................. a/b  $         0.83             0.55              0.62
Diluted EPS ................................................ a/c            0.82             0.55              0.62


NOTE 14. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)
   Quarterly consolidated financial results for 1997 and 1996 are summarized as follows (in thousands, except per share data):


                                                                  Quarter                                    Total
                                                                  -------                                    -----
                                       First            Second            Third            Fourth            Year
                                       -----            ------            -----            ------            ----
1997:
Restaurant sales .................  $146,402           157,199           152,731          142,837           599,169
Restaurant operating profit (a) ..    22,705            26,491            22,816           19,496            91,508
   Net earnings ..................    10,087            11,541             9,526            8,056            39,210
Per share data:
   Basic .........................      0.21              0.24              0.20             0.17              0.83
   Diluted .......................      0.21              0.24              0.20             0.17              0.82

20 Ryan's Family Steak Houses, Inc.


1996:
Restaurant sales .................   130,849           147,370           146,250          140,996           565,465
Restaurant operating profit (a) ..    18,936            23,372            20,901            7,282(b)         70,491
   Net earnings ..................     8,504            10,603             9,228              225(b)         28,560

Per share data:
   Basic .........................      0.16              0.21              0.18             --  (b)           0.55
   Diluted .......................      0.16              0.20              0.18             --  (b)           0.55


(a) Restaurant sales less operating expenses. Operating expenses are comprised of costs and expenses associated directly with or allocated to products sold at the Company's restaurants.

(b) A $13.3 million asset valuation charge (see Note 3) reduced restaurant operating profit and net earnings by $13.3 million and $8.4 million, respectively. Accordingly, excluding the charge, net earnings would have amounted to $8.6 million, or $0.17 per share.

NOTE 15. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS
   The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable, accrued liabilities, long-term debt and the derivative financial instruments described in Note 7. The fair value of the Company's long-term debt approximates its carrying amount as of December 31, 1997 and January 1, 1997 due to the debt's variable interest rate provisions. Interest rates change every 90 days or less. The fair value of the interest rate collar agreement approximates its carrying amount as of December 31, 1997 and January 1, 1997. The fair value of interest rate swap agreement was a favorable $247,000 as of December 31, 1997. The fair value of the remaining financial instruments approximates their carrying amounts due to their short maturities.




Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.


     We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of December 31, 1997 and January 1, 1997, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries at December 31, 1997 and January 1, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                        /s/ KPMG Peat Marwick LLP

Greenville, South Carolina
January 21, 1998


                                             Ryan's Family Steak Houses, Inc. 21

DIRECTORS & OFFICERS



DIRECTORS
Charles D. Way
Chairman, President and Chief Executive Officer

James D. Cockman
Chairman and Chief Executive Officer,
Ocean Fresh Express International Seafood

Barry L. Edwards
Executive Vice President, Treasurer and
Chief Financial Officer, AMRESCO, Inc.

Brian S. MacKenzie
President and Chief Executive Officer,
Builder Marts of America, Inc.

G. Edwin McCranie
Executive Vice President

Harold K. Roberts, Jr.
President and Chief Executive Officer, Statewide Title, Inc.

James M. Shoemaker, Jr.
Member, Wyche, Burgess, Freeman & Parham, P.A.

OFFICERS
Charles D. Way
Chairman, President and Chief Executive Officer

G. Edwin McCranie
Executive Vice President

John C. Jamison
Vice President-Real Estate

Morgan A. Graham
Vice President-Construction

James R. Hart
Vice President-Human Resources

Fred T. Grant, Jr.
Vice President-Finance and Chief Financial Officer

Alan E. Shaw
Vice President-Operations

Ilene T. Turbow
Vice President-Marketing

Janet J. Gleitz
Corporate Secretary

Philip J. Franklin
Regional Vice President

Richard B. Erwin
Regional Vice President

William J. O'Brien
Regional Vice President


[Photograph appears here of Charles D. Way]
Charles D. Way


[Photograph appears here of James D. Cockman]
James D. Cockman

[Photograph appears here of Barry L. Edwards]
Barry L. Edwards


[Photograph appears here of Brian S. MacKenzie]
Brian S. MacKenzie


[Photograph appears here of G. Edwin McCranie]
G. Edwin McCranie


[Photograph appears here of Harold K. Roberts, Jr.]
Harold K. Roberts, Jr.


[Photograph appears here of James M. Shoemaker, Jr.]
James M. Shoemaker, Jr.
--------------------------------------------------------------

[Photograph appears here of Charles D. Way]
Charles D. Way


[Photograph appears here of G. Edwin McCranie]
G. Edwin McCranie


[Photograph appears here of John C. Jamison]
John C. Jamison


[Photograph appears here of Morgan A. Graham]
Morgan A. Graham

[Photograph appears here of James R. Hart]
James R. Hart


[Photograph appears here of Fred T. Grant, Jr.]
Fred T. Grant, Jr.


[Photograph appears here of Alan E. Shaw]
Alan E. Shaw


[Photograph appears here of Ilene T. Turbow]
Ilene T. Turbow


[Photograph appears here of Janet J. Gleitz]
Janet J. Gleitz


[Photograph appears here of Philip J. Franklin]
Philip J. Franklin


[Photograph appears here of Richard B. Erwin]
Richard B. Erwin


[Photograph appears here of William J. O'Brien]
William J. O'Brien



22  Ryan's Family Steak Houses, Inc.

CORPORATE INFORMATION



EXECUTIVE OFFICES
Ryan's Family Steak Houses, Inc.
405 Lancaster Avenue (29650)
Post Office Box 100
Greer, South Carolina 29652
(864) 879-1000

GENERAL COUNSEL
Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

TRANSFER AGENT
Wachovia Bank, N.A.
Winston-Salem, North Carolina
(800) 633-4236

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Greenville, South Carolina

FORM 10-K
   A copy of the Company's annual report on Form 10-K for fiscal 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company.

ANNUAL MEETING
   The annual meeting will be held at the Greenville/Spartanburg Airport Marriott, Greenville, South Carolina, on Thursday, April 30, 1998 at 11:00 a.m. All shareholders are cordially invited to attend.

COMMON STOCK DATA
   The Company's common stock trades on The Nasdaq Stock Market(SM) under the symbol RYAN. The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

QUARTERLY FINANCIAL INFORMATION
AND OTHER NEWS RELEASES
   In order to provide Ryan's shareholders and prospective investors with timely and accurate information, quarterly financial information and other news releases can be obtained either by fax or from the Internet. Faxed information can be obtained by calling "Company News on Call", a service of PRNewswire, at
(800) 758-5804, extension 768569. This service will provide within minutes of request a fax copy of those reports selected by the caller and transmitted to a fax machine designated by the caller. Financial information can also be obtained on the Internet following release to news services at: www.prnewswire. com/cnoc/exec/menu?/768569.

MARKET PRICE OF COMMON STOCK
   1997
   ----
   Quarter:      High          Low
   First       $ 8 1/16       6 7/8
   Second        9 9/16       7 5/8
   Third         9 7/16      8 7/16
   Fourth       9 13/32      8 5/32

   1996
   Quarter:     High           Low
   First       $10            6 1/2
   Second       10 1/8        8 1/2
   Third         9 3/8        7 1/8
   Fourth        8            6 5/8

   The closing price quotation of the Company's common stock on March 4, 1998 was $ 8 1/4 per share.



                                             Ryan's Family Steak Houses, Inc. 23

                           [Ryan's Logo Appears here]



                        Ryan's Family Steak Houses, Inc.

                          405 Lancaster Avenue (29650)
                               Post OfficeBox 100
                           Greer, South Carolina 29652
                                 (864) 879-1000